

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2020

Glenn E. Martin
Chief Executive Officer
WEED, Inc.
4920 N. Post Trail
Tucson, AZ 85750

> **Re: WEED, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed July 15, 2020**
> **File No. 024-11152**

Dear Mr. Martin:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 10, 2020 letter.

Amendment No. 1 to Offering Statement on Form 1-A, filed July 15, 2020

Part II - Offering Circular
Offering Circular Cover Page, page 1

1. We note your revised disclosure in response to comment 2, and it appears that certain investors will have the opportunity to purchase shares at different discounted prices depending on when they invest in your offering. It appears that this may result in shares being sold at different prices at the same time, or "at other than a fixed price," which is not permitted under Regulation A. See Rule 251(d)(3)(ii).

Description of Business
Cannabis Genomic Study
The Research Plan, page 28

2.   We note your response to comment 6, and your amended disclosure. However, your amended disclosure is not completely responsive to our comment. To provide a balanced disclosure for investors, please include risk factor disclosure regarding the risk that you may not be able to complete the research and clinical human trials described in your research plan. This risk factor disclosure should include the clinical trials to which you refer in all phases of your research plan, and not only your Sangre study.

Part III - Exhibits, page 43

3.   We note your response to comment 10, including that the Form of Securities Purchase Agreement referenced in the Original Filing is not the one that will be used in this offering. In this regard, please file the subscription agreement that will be used in this offering as an exhibit to your registration statement. See Item 17.4 of Form 1-A.

     Please contact Katherine Bagley at (202) 551-2545 or Jennifer Lopez-Molina at (202) 551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services